Exhibit 99.1
Perion Acquires Hivestack, a Leading Global Full-Stack Digital
Out-Of-Home (DOOH) Platform

Transaction allows Perion to be at the forefront of the fast-growing DOOH channel, further diversifying its offering and expanding its global footprint

New York & Tel Aviv– December 12, 2023 – Perion Network Ltd. (NASDAQ and TASE: PERI), connecting advertisers with consumers through technology across all major digital channels, announced today that it has completed the acquisition of Hivestack Inc., a global innovative full-stack programmatic digital out of home (DOOH) company. The terms of the transaction include US $100 million in cash paid upon closing and a 3-year employee retention and performance-based payment plan of up to US $25 million.

DOOH advertising transforms ordinary public spaces into dynamic experiences, engaging audiences with eye-catching, personalized content in real-time. It harnesses cutting-edge technologies to target, deliver and measure unforgettable, immersive ads that connect brands with people on the go. With the acquisition of Hivestack, a programmatic DOOH technology innovator since 2017, Perion is entering an exciting market at its nascent stage, positioning the company to capitalize on its anticipated growth.

Hivestack’s platform is used by many of the world's largest brands, agencies, media owners, and partners including Uber, Colgate, Lego, InterContinental Hotel Group, Doordash, GroupM, dentsu, The Trade Desk, Xandr, Clear Channel, Lamar, Stroër, and many more.

"We are excited about the acquisition of Hivestack, which both complements and advances our long-term growth strategy. Hivestack’s DOOH technology platform stands out by offering brands and advertisers what they crave the most: high-visibility creative, precise targeting, immediate impact, wide reach and measurement," said Tal Jacobson, CEO of Perion. "In addition to advancing our diversification strategy, this transaction aligns with our objective to expand our technological capabilities and product offerings, and we will continue to pursue additional inorganic growth opportunities."

More Regions. More Reach. More Technology

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Hivestack’s state-of-the-art platform is deployed in 32 countries, spanning North America, EMEA, LATAM and APAC. This global footprint will enable Perion to capitalize on economic trends impacting advertising budgets globally, and offer a variety of solutions in these additional markets.

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This transaction significantly contributes to Perion’s diversification strategy, enabling it to establish a considerable footprint in the fast-growing DOOH channel, which according to a PQ Media research report, is predicted to increase from US$21.5 billion in 2023 to US$30.7 billion in 2026, reflecting a 15.3% CAGR.

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Hivestack offers media owners an array of purpose-built software like the DOOH Ad Server, SSP, and Header Bidder, designed to manage, deliver, and optimize targeted advertising on digital screens, enhancing yield and sourcing demand efficiently.

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For media buyers, Hivestack's DOOH DSP, along with tools for audience planning and campaign measurement, provides robust capabilities for sourcing optimal inventory and maximizing the effectiveness and ROI of DOOH advertising campaigns.

●	This acquisition is expected to create synergistic opportunities with Perion’s existing advertising offering and business and fits nicely with the company’s retail network strategy.

Mr. Jacobson concluded, “We welcome Hivestack and its impressive team of professionals to Perion. We look forward to capitalizing on the synergies between Hivestack’s technology and Perion’s existing solutions, to provide clients an even more comprehensive, end-to-end offering.”

Andreas Soupliotis, Founder and CEO of Hivestack, said, "Joining Perion marks a significant milestone in our journey. The strength of our technology, coupled with Perion’s market expertise and compelling advertiser solutions, will result in new synergetic solutions that resonate with customers on a worldwide scale. We are thrilled about the endless possibilities that this unlocks."

Jefferies LLC acted as financial advisor to Perion.

Transaction Terms

Under the terms of the agreement, Perion acquired Hivestack for US$100 million in cash and will pay up to an additional US$25 million (in cash and equity) structured as a three-year employee retention and performance-based payment plan. The performance-based payment plan is tied to EBITDA and contribution ex-TAC annual targets (as defined in the agreement) and will be paid in full if Hivestack generates an aggregate of approximately US$56 million of EBITDA and US$212 million of contribution ex-TAC in aggregate during 2024 through 2026 as shown in the table below. Perion financed the acquisition using cash on its balance sheet.

In USD millions	2023E	2024-2026 Aggregate Targets[2]	3-Year Target CAGR
Revenue	$45	$300+[3]	43%[3]
Contribution ex-TAC[1]	$33	$212	40%
Adjusted EBITDA[1]	-$3	$56	-

1 Contribution ex-TAC and Adjusted EBITDA of Hivestack are non-GAAP measures. With respect to Hivestack’s 2023 estimated results, we have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide the reconciling items on a consistent basis due to the variability and complexity of these items. Hence, we are unable to quantify these amounts without unreasonable efforts.

2 Represent targets that will generate performance-based payments if achieved.

3 Estimated revenue target CAGR is based on $300 million.

In the past number of years, Hivestack has invested significantly in building its innovative technology infrastructure and expanding its global footprint. This has laid the foundation for strong growth and profitability going forward, enhanced by Perion's ability to scale and the new synergies formed.

Conference call

Perion will host a ZOOM conference call on Tuesday, December 12, at 8:30 a.m. ET to discuss the details of the acquisition.

Please join the call using the following Zoom link:

https://incommconferencing.zoom.us/webinar/register/WN_7pm4ooKCRjWCCzd5YujxMg

About Hivestack

Hivestack is a leading global, full-stack, marketing technology company, powering the buy and sell side of programmatic digital out-of-home (DOOH) advertising. Hivestack was founded in 2017 with headquarters in Montreal, Canada, and operates in 32 countries across the globe.

About Perion Network Ltd.

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures of Hivestack, including Contribution ex-TAC, and Adjusted EBITDA. Contribution ex-TAC of Hivestack presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of the revenue that must be directly passed to publishers and media owners or advertisers and presents revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of Hivestack because it facilitates a consistent comparison against the core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as Hivestack’s income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of Hivestack’s business. However, the non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com